Filed Pursuant to Rule 253(g)(2)

File No. 024-11367

Explanatory Note: This Offering Circular supplement includes additional information around Bonus Shares for certain investors. In addition to receiving Bonus Shares based on investment level, investors may also receive bonus shares if they are members of the StartEngine Owner’s Bonus program.

OFFERING CIRCULAR

DATED June 14, 2021

Future Pearl Labs, Inc.  dba “Bobacino”

1134 11th Street, Suite 101

Santa Monica, CA 90403

up to

1,531,381 shares of Common Stock (1)

We are offering a minimum number of 10,460 shares of Common Stock and a maximum number of 1,255,230 shares of Common Stock for purchase by investors, plus up to 251,046 Bonus Shares, on a “best efforts” basis to investors in this offering, and up to 25,105 shares of Common Stock to be issued as compensation to StartEngine Primary, LLC.

	Common Stock Shares	Price to the Public		Underwriting Discounts and Commissions, per share*	Proceeds to Company Before Expenses ***
Per share/unit.		$2.39		$0.08	$2.31
StartEngine Investor Fee per share		$0.08		--	--
Price per share plus fee		$2.47		$0.08	$2.31
Total Minimum	12,552	$30,874	(2)	$875	$29,999	(2)
Total Maximum	1,506,276(1)	$3,705,000	(3)	$105,000	$3,600,000	(3)

(1) The Company is offering up to 1,255,230 shares of Common Stock for purchase by investors and up to 251,046 (or 20% of shares of Common Stock for purchase by investors) additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in this Offering Circular) to investors based upon investment level, see “Plan of Distribution.” This excludes the up to 25,105 shares of Common Stock to be issued as compensation to StartEngine Primary, LLC.

(2) Total Minimum Price to Public and Proceeds to Issuer Before Expenses includes $25,874, the value of Common Stock, assuming $2.47 per share (the price per share plus fee), and includes $5,000, the value of the Bonus Shares, assuming $2.39 per share; provided, however, we shall not receive such amounts because Investors are not paying the purchase price for such Bonus Shares.

(3) Total Maximum Price to Public and Proceeds to Issuer Before Expenses includes $3,105,000, the value of Common Stock, assuming $2.47 per share (the price per share plus fee), and includes $600,000, the value of the Bonus Shares, assuming $2.39 per share; provided, however, we shall not receive such amounts because Investors are not paying the purchase price for such Bonus Shares.

* The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as its placement agent to assist in the placement of its securities. The company will pay a cash commission of 3.5% to StartEngine Primary on sales of the Common Stock as well as issue shares equal to 2.0% of the Common Stock sold though StartEngine Primary in this Offering. As such, if the Company sells the minimum number of shares in this offering, it will issue 209 shares to StartEngine Primary. If it sells the maximum number of shares, it will issue 25,105 to StartEngine Primary. Bonus Shares are not included in the calculation of shares to be issued to StartEngine Primary as commission. The Company will also pay a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine. Any unused portion of this fee not actually incurred by StartEngine will be returned to the Company. FINRA fees will be paid by the Company. See “Plan of Distribution and Selling Security Holders” for details regarding the compensation payable to third-parties in connection with this offering.

In each case, StartEngine Primary will charge investors a fee of 3.5%, in which case the commission set forth above shall be reduced commensurately. In the event an investor invests in excess of $20,000, such investor fee shall be limited to $700, and Company shall pay the 3.5% additional commission with respect to any amount in excess of $20,000.

Per Section 1(b) of the subscription agreement, investors acknowledge that the processing fee paid to StartEngine is included in the investor’s individual investment limits in an offering under Tier 2 of Regulation A.

The fee shall be paid in cash upon disbursement of funds from escrow at the time of each closing. Payment will be made to StartEngine directly from the escrow account maintained for the Offering. The Company acknowledges that StartEngine is responsible for providing instructions to the escrow agent for distribution of funds held pending completion or termination of the Offering.

** Future Pearl Labs, Inc. (the “Company”) expects that the amount of expenses of the offering that it will pay will be approximately $105,000, not including commissions or state filing fees.

Investors in this offering will grant an irrevocable voting proxy to the company’s President, James Jordan, that will limit their ability to vote their shares of Common Stock purchased in this offering until the occurrence of certain events specified in the proxy, none of which may ever occur.

The Company has engaged Prime Trust, LLC (the “Escrow Agent”) to hold funds tendered by investors, and assuming we sell a minimum of 10,460 in shares, may hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) one year from the date of qualification of this offering, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion. In the event we have not sold the minimum amount of shares within one year of qualification by the SEC or sooner terminated by the Company, any money tendered by potential investors will be promptly returned by the Escrow Agent. The Company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the Company. The offering is being conducted on a best-efforts basis.

THE   UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)I OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities will commence on approximately May [_], 2021.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

☐	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

☐	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

☐	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

☐	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

☐	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and
will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Summary of the Offering

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

As used in this Offering Circular, unless the context otherwise requires, the terms “Corporation,” “Company,” “Bobacino,” “we,” “our,” and “us” refer to Future Pearl Labs, Inc and Future Labs I, its wholly owned subsidiary.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Bobacino Company Overview

Future Pearl Labs, Inc., doing business as Bobacino, has built an automated vending machine that makes fresh Boba Tea drinks on demand. Our team has a wealth of experience in automation and kitchen technology, and we are bringing this experience to build the first automated Boba Tea machine. We are backed by Future VC, LLC and have received meaningful support from Embark Ventures. Additionally, we are backed by Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.), an in-house robotics and automation venture studio. We are based in Santa Monica, California. We have completed a preliminary prototype of our product, which is fully functional, and are currently developing our first prototype that will be commercially viable and able to be manufactured at scale.

Industry Overview

The worldwide Boba Tea market was estimated at $5.3 billion in 2019 and is expected to grow to over to $8 billion by 2024, according to a report by iCrowd Newswire dated July 7, 2020.

Our Product

We have completed a preliminary prototype, which offers a selection of Boba Tea flavors to customers. With the help of a robotic arm, the machine fills a cup with Boba pearls (tapioca), ice, tea, milk, and sweetener before sealing the cup with a lid and serving it to the customer. We currently have a team of part-time employees at Wavemaker Labs that manage all our product development efforts. We have already started business development efforts and have started to source partners and potential customers for our business. To date, we have not registered any IP, but we do plan to make IP generation a part of this business.

Selected Risks Associated with the Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We have a limited operating history upon which to evaluate our performance, and have not yet generated profits or revenue.

●	Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a commercially viable prototype of our core product.

●	We may not find suppliers to manufacture the machines.

●	We will be required to raise additional capital in order to develop our technology and product.

●	Our company does not yet hold any patents on any products or technology.

●	We rely on a small management team to execute our business plan.

●	We could be adversely affected by product liability, personal injury, or other health and safety issues.

●	Competitive technologies could limit our ability to successfully deploy our technologies.

●	We plan to initially rely on third-party manufacturers.

●	We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

●	There is no current market for any shares of the Company's stock.

Offering Terms

Securities Offered To Investors

Minimum of 10,460 shares of Common Stock for sale to investors.

Maximum of 1,531,381 shares of Common Stock, comprised of 1,255,230 shares of Common Stock for sale to investors, plus up to 251,046 Bonus Shares of Common Stock, and up to 25,105 shares of Common Stock to be issued to StartEngine Primary (described below).

Securities Offered To StartEngine Primary	Minimum of 209 shares of Common Stock Maximum of 25,105 shares of Common Stock
Minimum Investment	$516.99 (includes 3.5% StartEngine processing fee)
Securities outstanding before the Offering:
Common Stock	0 shares
Class F Stock	2,585,904 shares
Preferred Stock	0 shares
Securities outstanding after the Offering (assuming the maximum offering amount is sold):
Common Stock	1,531,381 (includes 1,255,230 shares, plus up to 251,046 Bonus Shares, and 25,105 shares issued to StartEngine Primary)
Class F Stock	2,585,904 shares
Preferred Stock	0 shares
Irrevocable Proxy	Investors in this offering will grant an irrevocable voting proxy to our President, James Jordan, that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur.
Use of Proceeds	The proceeds of this offering will be used for product development, personnel, general overhead, and marketing.

Risk Factors

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We are an early-stage company and have generated minimal revenue

Future Pearl Labs, Inc. (“Bobacino”) was formed on March 6, 2020 and thereafter acquired 100% of the outstanding capital stock of Future Labs I, Inc., a company controlled by Wavemaker Labs and formed in December 2017, from its existing shareholders. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bobacino has incurred a net loss and has generated minimal revenues since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have substantial customer concentration, with a limited number of related party customers accounting for a substantial portion of our revenues

During the year ended December 31, 2019, one related party customer accounted for 81% of the Company’s revenues. As of December 31, 2019, two related party customers accounted for 100% of the Company’s accounts receivable. During the year ended December 31, 2020, the Company reported no revenue and no accounts receivable.

Any valuation at this stage is difficult to assess.

The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management’s best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

We have a limited operating history upon which to evaluate our performance, and have not yet generated profits or revenue.

We are a new company and have neither generated revenue nor had any significant operating history. As such, it is difficult to determine how we will perform, as our core product has yet to come to market.

Our auditor has issued a “going concern” opinion.

Our auditor has issued a “going concern” opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. As of December 31, 2020, the date of our last audited financial statements, we had not yet commenced any revenue-generating activity and had sustained a net loss of $1,150,708 for the twelve-month period ended December 31, 2020. Our ability to continue for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. No assurance can be given that the Company will be successful in these efforts. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

We have an accruing liability to a related party.

Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.) (“Wavemaker Labs”) is an affiliate of the Company and provides various consulting services pursuant to a Master Services Agreement to Bobacino in relation to the development of the Bobacino machine (MSA included as Exhibit 6.2 to the offering statement of which this offering circular is part). Under this agreement, Wavemaker Labs invoices the Company as much as twice a month for each hour of labor exerted and all materials expenses. Invoices not paid within fifteen (15) days become past due and are immediately assessed a default rate of 2% per month, added to the amount due and prorated starting from the date of the original invoice. The total amount outstanding under this agreement as of December 31, 2020 was $967,020. The Company has received assurances from Wavemaker Labs that it will not take action regarding any amount due in default; instead, any amount owed will continue to accrue at the aforementioned rate of 2% per month.

A portion of this capital raise may be used to repay an outstanding liability.

So long as the Company raised at least $1.5 million in this offering, we may repay some or all of our current liability to Wavemaker Labs. The liability was incurred for past services related to the development of the Bobacino machine. By using proceeds in this offering for past expenses, it means we will not be able to use those proceeds to future development of the Bobacino machine or other business development activities.

Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a commercially viable prototype of our core product.

We are still developing our Bobacino prototype that will determine what we create at scale production. We still have significant engineering and development work to do before we are ready to deliver a commercially viable version of our product and attain revenue. We may be unable to convert our prototype to a version that can easily be replicated and put into scale production. Additionally, we may not be able to make a transition to scale production, either via in-house manufacturing or contract manufacturers.

We may not find suppliers to manufacture the machines.

Bobacino does not manufacture the machines completely in house. We obtain components from third-party manufacturers and suppliers in order to build our current demonstration products. We expect to continue this arrangement when ready to produce machines for sale as well at first as we refine the manufacturing process. Producing at scale in the future will require a third-party manufacturer to be the principal party responsible for assembly. We do not yet have any manufactures engaged for that function, without the right suppliers, Bobacino may not be able to build our machines at a price point acceptable to the market, which would harm our financial prospects.

We are offering Bonus Shares to some investors in this offering, which effectively gives them a discount on their investment.

Certain investors in this offering who invest at least $1,000, $2,000, $5,000, or $10,000, are entitled to receive Bonus Shares as a specific percentage of the amount of their investment. The Bonus Shares effectively gives such investors in this offering a discount on their investment. Therefore, the value of shares of investors who invest less than $1,000 will be immediately diluted by investments made by investors entitled to receive the Bonus Shares, who will effectively pay a lower price per share.

We will be required to raise additional capital in order to develop our technology and commercially viable prototype.

We will not be able to sell or distribute a commercially viable version of our product if we cannot raise debt or equity financing.

Our company does not yet hold any patents on any products or technology.

We do not yet hold any patents on our product, and so cannot guarantee that our product or technology is proprietary nor that it may be copied by another competitor. Because of this, our technology is not currently proprietary and could be easily copied by other companies.

We rely on a small management team to execute our business plan.

Our management team is currently small and made up of only one part-time individual, Darian Ahler, whom we rely on to help us raise funds and help grow our business. Our partnership and relationship with Future VC, LLC is crucial for us to achieve our growth plan.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine learning experts, project managers, regulatory professionals, sales and marketing professionals, and accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company’s ability to grow and expand its business.

Our future revenue plans rely on white-labeling our product to existing boba tea brands.

Our largest stream of projected revenue comes from selling our pods as “white-labeled” products to existing boba tea brands. If we are unable to create partnerships and achieve these sales to existing boba tea brands it will greatly affect our business model and jeopardize our go-to-market strategy.

The Company’s business model is capital intensive.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company’s current business plan. In order to achieve near- and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We could be adversely affected by product liability, personal injury, or other health and safety issues.

As with any company serving food, we must adhere to strict health and safety standards. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition, and results of operations.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We may never have an operational product or service

It is possible that there may never be a fully operational Bobacino vending machine or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Using a credit card to purchase shares may impact the return on your investment, as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.”  The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score, and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Our Subscription Agreement for this Offering, as well as our Bylaws, as amended, include forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against the Company.

Our subscription agreement for this offering, as well as our Bylaws, as amended, include forum selection provisions that requires any claims against the Company by subscribers or stockholders not arising under the federal securities laws to be brought in designated judicial forums. The bylaws provide that certain actions regarding the governance of the company be brought in the Court of Chancery State in the state of Delaware, and the subscription agreement provides that any actions arising based on the subscription agreement be brought in a court of competent jurisdiction in the state of Delaware. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe, and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations, or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Specifically, COVID -19 may impact the production and distribution of Future Pearl Labs. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we’d need to raise additional capital in order to meet our revenue targets.

Certain data and information in this offering circular were obtained from third-party sources and were not independently verified by the Company.

This offering circular contains certain data and information that we obtained from various publicly available third-party publications. We have not independently verified the data and information contained in such third-party publications, and we did not commission any such third party for collecting or providing the data used in this offering circular. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods we would have used. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable but do not guarantee the accuracy and completeness of such information. Further, none of these sources are incorporated by reference into this offering circular.

Your rights as a holder of Common Stock may be limited by the number of shares held by Future VC, LLC

The Company is currently controlled by one entity, Future VC, LLC, which controls approximately 66.15% of the voting power of our capital stock (if no other people exercised their rights to acquire those securities). Even if we raise the maximum amount in this offering, Future VC will control 44.53% of our outstanding voting stock (excluding any issued Bonus Shares). The Class F Stock is entitled to certain protective provisions, as described in herein under “Securities Being Offered” and the Company’s Certificate of Incorporation. Any vote in regard to the approval or disapproval of those items listed under the protective provisions would be either controlled by or substantially influenced by Future VC, LLC, potentially against the interests of the rest of the Common Stockholders, which have ceded their voting rights to the Company’s CEO.

Investors in the company’s Common Stock have assigned their voting rights.

In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company’s President, James Jordan. This irrevocable proxy will limit investors’ ability to vote their shares of Common Stock until the events specified in the proxy, which include the company’s IPO or acquisition by another entity, which may never happen.

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Preferred stock or any of the Company’s Common Stock. Shares of Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The company has no plans to list any of its shares on any OTC or similar exchange.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell our Common Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our Common Stock for you (and many brokers refuse to hold securities issued under Regulation A) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Common Stock.

Dilution

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $2.39 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

							Effective Cash Price
					Total Issued		per Share at Issuance
				Potential	and Potential		or Potential
	Date Issued	Issued Shares (1)		Shares (1)	Shares (1)		Conversion (1)
Class F Shares	2020	2,585,904	(3)		2,585,904		$0.20
Common Stock:
Options:
$0.50 Options	2020			340,968	340,968	(2)	$0.04
Total Common Share Equivalents		2,585,904		340,968	2,926,872		$0.18

Reg A+ Offering Costs via Common shares, assuming full amount is raised	2021			25,105	25,105		$2.39	(4)
Investors in Reg A+ offering, assuming full amount raised	2021			1,255,230	1,255,230		$2.39	(5)

Total After Inclusion of this Offering		2,585,904		1,621,302	4,207,207		$0.84

(1)	Values reflect a 12:1 forward stock split that occurred in February 2021
(2)	Assumes conversion at exercise price of all outstanding warrants and options
(3)	Assumes conversion of all issued Class F shares to common stock
(4)	Reflects non-cash share-based compensation to StartEngine Primary, LLC
(5)	The Company may issue up to 251,046 shares of Common Stock as Bonus Shares in this offering. The Bonus Shares will be issued without any additional consideration received by the company. If we issued all Bonus Shares in this offering, the effective cash price per share paid by investors in this offering would be $1.99. As indicated previously, the effective price per share to investors increases to $2.47 when StartEngine Primary, LLC investor fees are included.

The following table demonstrates the dilution that new investors will experience upon investment in the Company. This table uses the Company’s net tangible book value as of December 31, 2020 of ($944,144) which is derived from the consolidated net tangible equity of the Company in the December 31, 2020 audited financial statements. This tangible net book value is then adjusted to contemplate conversion of all other convertible instruments outstanding at current that would provide proceeds to the Company. The offering costs assumed in the following table includes up to $105,000 in commissions to StartEngine Primary, LLC, as well as legal and accounting fees incurred for this Offering. The table presents three scenarios for the convenience of the reader: a $25,000 raise from this offering, a $1,500,000 raise from this offering, and a fully subscribed $3,000,000 raise from this offering (maximum offering).

On Basis of Full Conversion of Issued Instruments (1)	$0.025 Million Raise		$1.5 Million Raise		$3 Million Raise
Price per Share	$2.39		$2.39		$2.39
Shares Issued	10,460		627,615		1,255,230
Capital Raised	$25,000		$1,500,000		$3,000,000
Less: Offering Costs	$(53,375)		$(105,000)		$(157,500)
Net Offering Proceeds	$(28,375)		$1,395,000		$2,842,500
Net Tangible Book Value Pre-financing	$(929,937	)(3)	$(929,937	)(3)	$(929,937	)(3)
Net Tangible Book Value Post-financing	$(958,312)		$465,063		$1,912,563

Shares issued and outstanding pre-financing, assuming full conversion and issued stock options	2,926,872	(2)	2,926,872	(2)	2,926,872	(2)
Offering Costs via Common Stock	209		12,552		25,105
Post-Financing Shares Issued and Outstanding	2,937,541		3,567,039		4,207,207

Net tangible book value per share prior to offering	$(0.318)		$(0.318)		$(0.318)
Increase/(Decrease) per share attributable to new investors	$(0.009)		$0.448		$0.772
Net tangible book value per share after offering	$(0.326)		$0.130		$0.455
Dilution per share to new investors ($)	$2.716		$2.260		$1.935
Dilution per share to new investors (%)	113.65%		94.54%		80.98%

(1)	Values reflect a 12:1 forward stock split that occurred in February 2021
(2)	Assumes conversion of all issued Class F shares to common stock and conversion of 340,968 outstanding stock options (providing proceeds of $14,207 to net tangible book value).
(3)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding stock options discussed at (1).

The next table is the same as the previous but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 14,700 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments and Authorized but Unissued Stock Options (1)	$0.025 Million Raise		$1.5 Million Raise		$3 Million Raise
Price per Share	$2.39		$2.39		$2.39
Shares Issued	10,460		627,615		1,255,230
Capital Raised	$25,000		$1,500,000		$3,000,000
Less: Offering Costs	$(53,375)		$(105,000)		$(157,500)
Net Offering Proceeds	$(28,375)		$1,395,000		$2,842,500
Net Tangible Book Value Pre-financing	$(929,937	)(3)	$(929,937	)(3)	$(929,937	)(3)
Net Tangible Book Value Post-financing	$(958,312)		$465,063		$1,912,563

Shares issued and outstanding pre-financing,assuming full conversion and authorization but unissued stock options	2,941,572	(2)	2,941,572	(2)	2,941,5726	(2)
Offering Costs via Common Stock	209		12,552		25,105
Post-Financing Shares Issued and Outstanding	2,952,242		3,581,740		4,221,907

Net tangible book value per share prior to offering	$(0.316)		$(0.316)		$(0.316)
Increase/(Decrease) per share attributable to new investors	$(0.008)		$0.446		$0.769
Net tangible book value per share after offering	$(0.325)		$0.130		$0.453
Dilution per share to new investors ($)	$2.715		$2.260		$1.937
Dilution per share to new investors (%)	113.58%		94.57%		81.05%

(1)	Values reflect a 12:1 forward stock split that occurred in February 2021
(2)	Assumes conversion of all issued Class F shares to common stock, conversion of 340,968 outstanding stock options (providing proceeds of $14,207 to net tangible book value), and inclusion of authorized but unissued options pool.
(3)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding stock options discussed at (1).

The final table is the same as the previous two, but removes the assumptions of conversion of options and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding Class F shares).

On Issued and Outstanding Basis (1)	$0.025 Million Raise	$1.5 Million Raise	$3 Million Raise
Price per Share	$2.39	$2.39	$2.39
Shares Issued	10,460	627,615	1,255,230
Capital Raised	$25,000	$1,500,000	$3,000,000
Less: Offering Costs	$(53,375)	$(105,000)	$(157,500)
Net Offering Proceeds	$(28,375)	$1,395,000	$2,842,500
Net Tangible Book Value Pre-financing	$(944,144)	$(944,144)	$(944,144)
Net Tangible Book Value Post-financing	$(972,519)	$450,856	$1,898,356

Shares Issued and Outstanding Pre-Financing	2,585,904	2,585,904	2,585,904
Offering Costs via Common Stock	209	12,552	25,105
Post-Financing Shares Issued and Outstanding	2,596,574	3,226,072	3,866,239

Net tangible book value per share prior to offering	$(0.365)	$(0.365)	$(0.365)
Increase/(Decrease) per share attributable to new investors	$(0.009)	$0.505	$0.856
Net tangible book value per share after offering	$(0.375)	$0.140	$0.491
Dilution per share to new investors ($)	$2.756	$2.250	$1.899
Dilution per share to new investors (%)	115.67%	94.15%	79.46%

(1)	Values reflect a 12:1 forward stock split that occurred in February 2021

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Use of Proceeds To The Issuer

Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription, up to $700 per investor, and to the extent any investor invests more than $20,000, the Company will pay the balance of such 3.5% fee. This fee will be refunded in the event we do not raise any funds in this offering. See “Plan of Distribution and Selling Securityholders” for additional discussion of this processing fee.

The fee shall be paid in cash upon disbursement of funds from escrow at the time of each closing. Payment will be made to StartEngine directly from the escrow account maintained for the Offering. The Company acknowledges that StartEngine is responsible for providing instructions to the escrow agent for distribution of funds held pending completion or termination of the Offering.

Assuming a maximum raise of $3,000,000, the net proceeds of this offering would be approximately $2,850,000 after subtracting estimated offering costs of $105,000 to StartEngine Primary, LLC in commissions, and $52,500 in audit, legal, and filings fees. If Bobacino successfully raises the maximum amount under this raise, the Company intends to hire additional personnel in engineering and sales, spend additional on marketing to bring in more leads and customers, in addition to being able to fund a minimum viable product which can be used to begin production.

Assuming a raise of $1,500,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $1,402,500 after subtracting estimated offering costs of $52,500 to StartEngine Primary, LLC in commissions and $52,500 in audit, legal, and filings fees. In such an event, Bobacino would hire fewer personnel in engineering and/or sales and decrease incremental spend on marketing but still be able to fund production of its minimum viable product.

Assuming a raise of the minimum of $25,000, representing 0.83% of the maximum offering amount, net proceeds would be approximately ($20,875) after subtracting estimated offering costs of $875 to StartEngine Primary, LLC in commissions and $52,500 in audit, legal, and filings fees. In such an event, Bobacino would hire three to four engineers and be able to complete a minimum viable product, which would allow it to start production.

The Company does not intend to use any proceeds from this offering to pay back any outstanding promissory notes. The Company does not intend to use any proceeds from this offering to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries.

Please see the table below for a summary our intended use of proceeds from this offering:

	Minimum Offering	Mid-Point Offering	Maximum Offering
Total Raise	$25,000	$1,500,000	$3,000,000
Commissions	$875	$52,500	$105,000
Fixed Costs	$52,500	$52,500	$52,500
Net Proceeds	$(20,875)	$1,402,500	$2,850,000

Percent
Allocation	Category	%	Category	%	Category
25%	Product Development	25%	Product Development	25%	Product Development
50%	Payroll	25%	Payroll	30%	Payroll
10%	General Administrative	10%	General Administrative	10%	General Administrative
15%	Marketing	10%	Marketing	15%	Marketing
		30%	Related party accrued liability	20%	Related party accrued liability

Because the offering is a “best efforts,” we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. Should the Company raise more than $1,500,000 in gross proceeds from the offering, it intends to use a portion of the proceeds to pay back Wavemaker Labs for all or a portion of the amount owed under its Master Services Agreement, under which the total amount outstanding as of December 31, 2020 was $967,020. The liability to Wavemaker Labs was incurred for services relating to development of the prototype and general support of the Company.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Our Business

Company History

Bobacino was incorporated on March 6, 2020 when the team saw the growing trend of Boba Tea that was quickly gaining popularity around the world. With a wealth of experience in automation and kitchen technology, the team sees an increasing demand for high quality products and quick, safe, convenient service in the fast food and beverage industry. By combining automation with the Boba Tea trend, we believe we can capture meaningful value and capitalize on a rapidly growing market. Traditional Boba Tea shops are burdened by high labor and real estate costs, and oftentimes sacrifice quality for quick and easy service. Bobacino aims to provide the highest quality of ingredients while delivering a fast, easy experience for consumers.

The CEO, Darian Ahler, previously served as co-founder and Head of Operations at Truebird, which developed a fully automated micro-café that served high-quality espresso to consumers. Before his time at Truebird, he spent many years working in the industrial food processing industry as a mechanical engineer. Darian has deep experience at the intersection of food and automation, with over a dozen years as an engineer, leader, and innovator in the emerging food technology space. His knowledge in this realm is key for understanding the risks and challenges that will need to be overcome for this company to be successful.

Bobacino’s development is amplified through Future VC, LLC (a Wavemaker Partners company), and Future Labs VII, Inc. (dba Wavemaker Labs). Future VC, LLC serves as a lead investor in the Company, while Wavemaker Labs provides access to a team of roboticists and business creatives for Bobacino, reducing costs when compared to other robotics related startups. The team at Wavemaker Labs notably launched an AI-driven robotic kitchen assistant at Miso Robotics. Wavemaker Partners and Wavemaker Labs bring insights related to food technology and robotic R&D, as well as a team of strategic and technical experts to engineer the Bobacino machine. The advantages of being a Wavemaker company are outlined further below.

During the year ended December 31, 2019, one related party customer accounted for 81% of the Company’s revenues. As of December 31, 2019, two related party customers accounted for 100% of the Company’s accounts receivable. During the year ended December 31, 2020, the Company reported no revenue and no accounts receivable.

Product Overview

Bobacino has built a preliminary prototype of a fully-automated, fast and easily accessible Boba Tea machine that offers an assortment of flavors and options for consumers at the press of a button. The main attraction within the machine is a 6 axis robotic arm which steals the show by orchestrating the whole process. Once ordered by a customer, the arm grabs an empty cup and fills it with boba pearls (tapioca), ice, tea, milk, and sweetener; then it seals the cup and hands it off to the consumer. All of this takes place within 1 minute.

Fully-Automated - Existing fast food and quick-service restaurants operate under an environment where labor incurs a high operating cost. Bobacino brings a start-to-finish automated boba experience that decreases labor costs, which are very high in traditional brick and mortar restaurants.

Accessible - Since the Bobacino machine is fully automated, it will be able to operate on a 24/7 basis. The current prototype requires a small amount of real estate to operate, allowing the company to decrease the real-estate costs required when compared to traditional brick-and-mortar boba tea restaurants.

The Company has entered a Master Services Agreement (MSA) with Wavemaker Labs to mitigate risks and costs that can typically be associated with building robotics companies. Top engineering talent and complex hardware and equipment can be expensive for a young company with a small team. By entering into this agreement with Wavemaker Labs, Bobacino is able to build and test its prototype at below market costs.

Market

Boba tea (Also known as Bubble Tea) is a Taiwanese drink that originated in Taipei in the late 1980s. Bubble tea drew upon the already established practice of tea drinking in various parts of East Asia and adapted it to create a cooling drink for the summertime. Since its creation in the 1980s, Bubble Tea has grown in popularity and popular chains have set up locations across various Tier 1 and Tier 2 cities across East Asia, Southeast Asia, Europe, and North America. In fact, McDonald’s Germany added bubble tea to their menu back in 2012.

With this growth in popularity, the global market for bubble tea has followed suit and is expected to continue this growth trajectory in the future. The global market for bubble tea was estimated at $5.3B in 2019. This market is expected to continue growing, and it is estimated that the global market will balloon to $8.4B by 2024, according to a report by iCrowd Newswire dated July 7, 2020.

While markets like North America and Europe are “up-and-coming” in terms of overall demand, Asia continues to dominate. Grab, the Singaporean ride-hailing and food delivery service giant, recently conducted a study on the growing obsession over the drink in the Southeast Asian region. The report, titled “Bubble Tea Craze on GrabFood!” stated that bubble tea orders on the platform had increased 3000% over the course of 2018, and as a result, GrabFood now has close to 4,000 bubble tea outlets in its network, a 200% increase in outlets for the region. Grab also found that, on average, Southeast Asians drink 4 cups of boba per month.

In the United States, bubble tea has not been short of a “craze” either. Interest in bubble tea has been growing consistently in terms of Google searches, which can be found on Google Trends. Additionally, the number of venues listed as “bubble tea shop” on location-discovery app and technology platform Foursquare has more than tripled in the last four years, growing from 884 in September 2015 to 2,980 in September 2019, according to data provided by Foursquare, as reported on Eater in an article dated November 5, 2019.

Manufacturing

The strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Bobacino builds and fine tunes its internal production lines to service long-term demand. In the near term, all Bobacino products will be produced internally and locally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally and through local manufacturers for certain parts. This will allow Bobacino to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers along with our own internal production lines, the majority from the contract manufacturer at first. This will allow Bobacino to focus on automation and quality programs without restricting production volumes. As production begins to scale, Bobacino plans to use other manufacturing opportunities for faster production at lower costs.

Sales & Marketing

We believe our automated boba tea machine will resonate with existing boba tea brands and direct consumers because of its fast, easy, and accessible features. We plan to hold a dual revenue stream approach by both offering white-labeled partnerships for existing boba tea restaurants and Bobacino branded machines for a direct-to-consumer model. Because Boba tea is quickly becoming popular globally, we also look to expand towards markets and franchises overseas.

For these reasons, our sales and marketing efforts are reliant upon two approaches.

(1)	Bobacino must establish real estate locations for our Bobacino-owned units. A partnership with a nationwide operation such as co-working spaces, theme parks, or convenience stores would accelerate this side of the business model.

(2)	Bobacino must identify existing boba tea brands, large and small, to capture as customers to white label the Bobacino machines. These chains would benefit from growing their market reach without the significant costs and risks associated with opening new brick and mortar restaurants.

Competition

Within the global bubble tea market, market dominance is concentrated amongst a few key incumbent players, like Cha Time, Gong Cha, and CoCo Fresh Tea & Juice, that were initially established in Taiwan and have since commercialized across various regions. In addition, there are a few homegrown disruptors in the bubble tea space, like Boba Guys and Kung Fu Tea, that were established in the US and are now challenging incumbents with modern versions of traditional recipes and unique product offerings. Out of the incumbent bubble tea chains, CoCo Fresh Tea & Juice, which was founded in Tamsui, Taiwan in 1997, is the oldest and most established with ChaTime and Gong Cha following after. Below is a snapshot of the global presence of the largest active bubble tea chains:

•	CoCo Fresh Tea & Juice (1997)

o    4500 Locations

o    Active Regions: Asia, South Pacific, N. America

o    20 Countries

•	ChaTime (2005)

o    2500 Locations

o    Active Regions: Asia Pacific, N. America, EMEA

o    41 Countries

•	Gong Cha (2006)

o    1500 Locations

o    Active Regions: Asia Pacific, N. America, Europe

o    15 Countries

•	Kung Fu Tea (2009)

o    113 Locations

o    Active Regions: Asia Pacific, N. America

o    6 Countries

•	Vivi Bubble Tea (2007)

o    70 Locations

o    Active Regions: Asia Pacific, N. America

o    1 Country

•	Boba Guys (2011)

o    15 Locations

o    Active Regions: N. America

o    1 Country

In addition to the traditional bubble tea vendors, we have two competitors within the robotics space that are tackling the automation of bubble tea preparation. However, these companies are based outside of the US and therefore are not direct competitors of Bobacino as yet in terms of the markets we are focusing on. Below is a snapshot of the aforementioned companies:

•	KouBei - In March 2019, Taiwanese bubble-tea chain, Happy Lemon, teamed up with Koubei, Alibaba Group’s local-services app, to upgrade its in-store technology, including a new drink-making robot At its pilot store in Shanghai, customers have the option of buying their drinks at a counter manned by employees, or opt for a fully automated experience through robot preparation. The robot prepares and mixes boba tea for customers. It can make 8 different types of drinks with about 40 variations based on customer preferences – each takes 90 seconds. Launched in 2017, there are now ~100 brands that have partnered with Koubei to upgrade their Brick & Mortar locations with in-store technology (online ordering) and autonomous robots. Happy Lemon; however, is the only boba brand they have partnered with.

•	Taiwan Intelligence Robotics Company (TIRC) - TIRC’s Bubble Tea Shaker Robot (BTSR) was originally unveiled at the Taipei Food Show in 2018. In December 2018, BTSR was recognized at the International Innovation Awards (IIA) in Macau. The robot is capable of putting sugar and chewy tapioca pearls into a cup and shaking it vigorously – each glass of boba takes 30-45 seconds to make The machine can shake up to 100 cups per hour. However, the entire process is not automated – the robot still needs people to prepare the tea and tapioca pearls. The Taiwan External Trade Development Council (TAITRA) has been marketing TIRC’s boba robot at trade shows in hopes of using the technology at scale to export boba milk tea globally. As of now, the BTSR is only being used domestically within Taiwan.

Wavemaker Labs and Wavemaker Partners

As a Wavemaker Labs company, Bobacino has access to several valuable resources. Wavemaker is both a venture capital firm and a corporate venture studio under one roof, which brings value to Bobacino in several ways:

Wavemaker Partners: Top-Decile Venture Capital Fund since 2003 with $400mm+ assets under management

●	Capital - Wavemaker is the lead investor of Bobacino and provides valuable insights from over 16 years in the venture ecosystem that will help Bobacino in current and future capital raises.

●	Customer Introductions - With an extensive network, Wavemaker is able to provide Bobacino access to LPs, acquirers, international corporations and other business relationships. Furthermore, Wavemaker Partners is part of the Draper Venture Network, which has 800+ relationships in 550+ corporations around the world. Access to any one of these relationships is one email away.

●	Global Network - Wavemaker is dual headquartered in Los Angeles and Singapore, which gives Bobacino the ability to scale globally with extensive connections across multiple continents.

Wavemaker Labs (Future Labs VII, Inc.): Corporate Innovation Venture Studio

●	Connections - Wavemaker Labs has internal teams spanning finance, marketing, human resources, and operations that can assist Bobacino in growing its business.

●	Resources – Bobacino benefits from free office space, accounting, legal, and various other resources to keep the business lean during its early growth stages.

●	Product Acceleration - In-house roboticists and engineers are devoting time and energy to evaluate and build the initial software and hardware packages for Bobacino.

●	Focus and Track Record - Wavemaker Labs has a history of commercializing robotics in Food and Agriculture, which provides Bobacino with valuable expertise and insights at minimal to no cost.

Employees

The company has a part-time CEO, Darian Ahler, and 3 other part-time employees.

The Company’s Property

The Company currently has no long-term or short-term leases and works out of the offices of Future VC, LLC in Santa Monica, CA.

Management’s Discussion and Analysis on Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. Our financial statements consolidate the operations of the Company and its predecessor, Future Labs I. The Company was organized on March 6, 2020, and all operations discussed for the year ended December 31, 2019 were undertaken by Future Labs I.

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Year Ended December 31, 2020

The Company has not recorded any revenues to date.  Operating expenses in 2018 and 2019 for Future Labs I were $208,900 and $30,641, respectively. These expenses related primarily to marketing and business development activities. Expenses for the Company (Future Pearl Labs) for the 12 months ended December 31, 2020 were $1,150,708, representing primarily research & development activities in order to build our preliminary prototype. This includes $967,020 in accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included research & development activities to build the preliminary prototype and general support activities focused on raising capital for the Company. Once we begin manufacturing and selling our product, we expect to derive revenues from selling our boba tea vending machines for an up-front fee, plus a recurring SaaS (Software as a Service) fee.

Liquidity and Capital Resources – Fiscal Year Ended December 31, 2020

As of December 31, 2020, the Company had $18,980 in cash and cash equivalents.  We currently utilize approximately $54,000 per month to fund our ongoing operations and expect this to increase to $120,000 per month once we have raised the minimum amount of proceeds in this offering and have deployed the funds as described under use of proceeds.

Through December 31, 2020, the Company had received $100,000 in funding from Embark Ventures. After December 31, 2020, the Company expects to raise additional funding through Regulation A+ equity crowdfunding over the next 12-month period. From March to June 2020, Future Labs I, which became a wholly-owned subsidiary of Future Pearl Labs, provided a loan to a related party, Wavemaker Labs. This loan was made due to the Company having cash on hand for which it determined it was in its interests to make a loan to Wavemaker Labs to allow for the accrual of interest and to book the loan towards accounts payable owed to Wavemaker Labs.

Included in the liabilities of the Company is an accounts payable entry for $967,020 due to Wavemaker Labs pursuant to the Master Services Agreement. During the year ended December 31, 2020, Wavemaker Labs provided services relating to development of the prototype and general support of the Company, which was invoiced to the Company for each hour of labor exerted and all materials expenses in relation to the development of the Bobacino machine. Invoices from Wavemaker Labs are due within fifteen (15) days of receipt, and any past due invoices are assessed a rate of 2% per month, which is added to the amount due and prorated starting from the date of the original invoice. The total amount outstanding under this agreement as of December 31, 2020 and April 30, 2021 were $967,020 and $1,076,880, respectively. While we intend to repay all or a portion of this amount from proceeds of the offering, should we raise more than $1,500,000, the Company has received assurances that Wavemaker Labs will not take action related to any amount due in default and will instead allow any outstanding liability to continue accruing at the aforementioned rate of 2% per month.

Plan of Operations

We have not yet generated any revenues, and we currently have a small team of part-time employees and consultants that have helped us build a preliminary prototype. If we raise the minimum amount set out in our “Use of Proceeds,” we will begin hiring more engineers to help us complete a commercially viable prototype and a minimal viable product; based on our projections, we estimate that within 12 months, we will be able to start production.

We believe the minimum offering amount of proceeds will satisfy our cash requirements to implement our plan of operations. If we are able to raise more than the minimum amount, we will be able to speed up production and deploy units in under 12 months. Additionally, raising more than the minimum offering will allow us to hasten development of additional features of our boba tea vending machines, which could result in additional revenue from potential customers. If we raise the maximum amount of funds, we do not anticipate having to raise additional capital for the business. However, raising the minimum amount would likely result in us having to raise additional funds within 12 to 16 months.

Trend Information

The Company had minimal expenses from its launch in early 2020 through June 30, 2020.

After that time, the Company began ramping up research and development efforts – and therefore costs – related to its prototype. By August 2020, the Company had a preliminary prototype. The Company expects to start production and deliver the first batch of working pods in 2021. Prior to that date, we anticipate increased expenses associated with engineering, research and development, business development, marketing, and fundraising. Any delays in the development process can possibly have an effect on the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process.

Although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to the touchless nature of the product. However, the effects of COVID-19 are rapidly growing and remain uncertain for the foreseeable future.

Directors, Executive Officers, and Significant Employees

Name	Position	Age	Term in Office
Executive Officers
James Jordan	Chairman	40	Indefinite, appointed March 6, 2020
Darian Ahler	CEO	36	Indefinite, appointed May 11, 2020
Kevin Morris	CFO	38	Indefinite, appointed March 6, 2020
Directors
James Jordan	Director	40	Indefinite, appointed March 6, 2020

Darian Ahler, CEO

The CEO, Darian Ahler, previously served as Co-Founder and Head of Operations at Truebird (December, 2017-May 2020), which developed a fully automated micro-café that served high-quality espresso to consumers. Before his time at Truebird, Darian was a Mechanical Engineer at AeroFarms from September 2015 through December 2017. In 2014 and 2015 Darian worked as an engineer and product developer for Modulightor and M&D Doors respectively. From 2007 to 2013, he spent over 6 years working in the industrial food processing industry as a mechanical engineer. Darian has deep experience at the intersection of food and automation, with over a dozen years as an engineer, leader and innovator in the emerging food technology space. His knowledge in the realm is key in understanding the risks and challenges that will need to be overcome for this company to be successful.

Kevin Morris, CFO

Our CFO, Kevin Morris, also serves as CFO of Piestro, Inc. (f/k/a Future Labs VI, Inc.), an autonomous pizzeria; Principal Financial Officer of Graze, Inc. (f/k/a Future Labs V, Inc.), developer of an autonomous commercial lawnmower; CFO of Future Acres, Inc., developer of an autonomous farm transport robot; and CFO of Miso Robotics, a robotic kitchen assistant company in Southern California. Kevin also oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. Previously, Kevin was COO/CFO of Denim.LA, Inc. (dba DSTLD), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Kevin was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013-2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. Kevin obtained an MBA from the UCLA Anderson School of Management in 2011.

James Buckly Jordan, Director

James has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. He also serves as the CEO of Miso Robotics, a company that produces robotic kitchen assistants in Southern California, and serves as a director of multiple early-stage companies in the robotics space being developed out of Wavemaker Labs, including Graze, Inc. (f/k/a Future Labs V, Inc.), developer of an autonomous commercial lawnmower; Piestro, Inc. (f/k/a Future Labs VI, Inc.), an autonomous pizzeria; and Future Acres, Inc., developer of an autonomous farm transport robot. Previously, James was Manager Partner at early-stage venture fund Canyon Creek Capital, a position he has held since 2010. James (“Buck”) is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high-growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

Compensation of Directors and Executive Officers

Through December 31, 2020 we compensated our three highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
James Jordan	Director	$0	$0	$0
Darian Ahler	CEO	$0	$0	$0
Kevin Morris	CFO	$0	$0	$0

The Company hired Darian Ahler as CEO on May 11th, 2020. His compensation includes equity compensation of 2% equity in common shares of the Company to be granted as 96,000 stock options, which will fully vest over 4 years with a 1 year cliff. Vesting start date of May 1, 2020. Darian will receive an additional 2% equity (96,000 stock options) once the Company raises $750,000 during this campaign (or multiple rounds). Furthermore, an additional 1% equity (48,000 stock options) will be granted to Darian once the Company signs a commercial agreement worth at least $5,000,000 (including upfront revenue + monthly service fees for a period of 60 months).

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Stock	James Jordan 1438 9th street. Santa Monica, CA 90401	9,010 shares held directly, and 1,710,583 shares held through Future VC, LLC.	N/A	66.50%
Class F Stock	Future VC, LLC 1438 9th street. Santa Monica, CA 90401	1,710,583 shares held directly	N/A	66.15%
Class F Stock	Embark Ventures (1)	423,528 shares held directly	N/A	16.38%
Common Stock	Darian Ahler 1438 9th street. Santa Monica, CA 90401	N/A	96,000 shares held as stock options	28.16%
Common Stock	All directors and officers as a group	N/A	119,762 shares held as stock options in total	35.12%
Class F Stock	All directors and officers as a group	1,719,593 Class F shares held in total	N/A	66.50%

(1) In February 2021, Embark Ventures, L.P. contributed 1,976,472 shares of Class F Common Stock to the Company, reducing its ownership interest from 52.60% to 16.38%. No consideration was paid to Embark Ventures by the Company in exchange for this contribution. In conjunction with this transaction, Embark Ventures gave up its Director seat on the Company’s Board of Directors (resulting in the resignation from the Board of Embark Ventures’ representative, Peter Lee); Embark Ventures retains the right to have a representative attend all meetings of the Company’s Board of Directors in a Board Observer capacity.

Amounts are as of April 27, 2021. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Stock Incentive Plan

Effective September 19, 2020, the Company adopted its Stock Incentive Plan, with 340,968 shares of Common Stock reserved for issuance under the plan. In March 2021, the Company increased the limit of Common Stock reserved for issuance under the plan to 355,668 shares. All officers and employees of the company, and certain advisors and contractors will be able to participate in the plan on equal basis.  To date, options to acquire 340,968 have been issued under the plan, which includes 96,000 issued to Darian Ahler and 23,762 issued to Kevin Morris, identified above.

Interest of Management and Others in Certain Transactions

Bobacino has entered a Master Services Agreement with Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.) (“Wavemaker Labs”) under which Wavemaker Labs will provide various consulting services to Bobacino in relation to the development of the Bobacino machine. The MSA is included as Exhibit 6.2 to the offering statement of which this offering circular is part. The services performed may include financial, business development, product development, and engineering consulting work pursuant to specific statements of work. Specific anticipated services include the following:

•	System Architecture – Identify key features, components, and mechanisms to determine “make” vs “buy” opportunities for building the Bill of Materials (BOM) of the product.
•	Sourcing – Research and identify cost saving opportunities, determine lead times, and source all major components.
•	Development – Design integrated system.
•	Testing – Record behaviors and debug as needed.
•	Support – Provide ongoing support as needed if budget remains.

Wavemaker Labs has common ownership with the Company via all of its Class F shareholders, including Future VC, LLC, which have the same number of Class F shares in the Company as they do in Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.). As a part of this MSA, Wavemaker Labs will invoice the Company as much as twice a month for each hour of labor exerted and all materials expenses. Invoices not paid within fifteen (15) days become past due and will immediately be assessed a default rate of 2% per month, added to the amount due and prorated starting from the date of the original invoice. The total amount outstanding under this agreement as of December 31, 2020 was $967,020.

Securities Being Offered

General

The Company is offering Common Stock to investors in this offering. As such, under this Offering Statement, of which this Offering Circular is part, the Company is qualifying up to 1,255,230 shares of Common Stock, plus up to 251,046 shares of Common Stock to be issued as Bonus Shares, and up to 25,105 shares of Common Stock to be issued to StartEngine Primary, LLC as commission. The shares of Common Stock will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President, James Jordan.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Immediately following the completion of this Offering, our authorized capital stock consists of 48,000,000 shares of Common Stock, $0.0001 par value per share, 24,000,000 shares of Class F Stock, $0.0001 par value per share and 24,000,000 shares of Preferred Stock, $0.0001 par value per share.

Common Stock

Voting Rights and Proxy

Each holder of Common Stock has the right to one vote per share of Common Stock, and be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The holders of Class F Stock and Common Stock will vote together as a single class on all matters, except as required by applicable law. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company’s President, James Jordan, to (i) vote all securities held of record by the investor , (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

Election of Directors

Elections of directors don’t need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock). A "Liquidation Event" shall include (i) any acquisition of the company by means of merger or other form of corporate reorganization in which outstanding shares of the company are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary and in which the holders of capital stock of the company hold less than a majority of the voting power of the surviving entity (other than a mere reincorporation transaction), (ii) a sale of all or substantially all of the assets of the company, (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the company's securities), of the company's then outstanding securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the company, or (iv) a liquidation, dissolution or winding up of the company.

Other Rights

Neither the Class F Stock nor the Common Stock is redeemable by any holder thereof.

Class F Stock

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Election of Directors

Elections of directors don’t need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Voting Rights

Except as otherwise expressly provided in the Certificate of Incorporation or as required by law, each holder of the Class F is entitled to one vote for each share of Common Stock into which such Class F Stock could then be directly converted. Holders of Class F Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock in accordance with the terms of the Company’s Certificate of Incorporation.

Protective Provisions

As long as any shares of Class F Stock shall be issued and outstanding, the company shall not, without first obtaining the approval of the holders of a majority of the outstanding shares of Class F Stock, (i) amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the company if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock; (ii) increase or decrease the authorized number of shares of Class F Stock or Common Stock; (iii) liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other Liquidation Event; or (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Conversion Rights

Conversion into Common Stock. Each share of Class F Stock is convertible at any time after the date of issuance of such share into one fully paid and nonassessable share of Common Stock. Each share of Class F Stock shall automatically be converted into one fully paid and nonassessable share of Common Stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Any transfer of a share of Class F Stock, with certain exceptions, shall be deemed an election by the holder thereof to convert such share into Common Stock and each such transferred share of Class F Stock shall automatically convert into one share of Common Stock, effective immediately prior to such transfer.

Conversion into Preferred Stock. Upon each equity financing in which the company sells and issues shares of Preferred Stock for an aggregate purchase price of at least $1,000,000, ten percent (10%) of the shares of Class F Stock held by each holder of Class F Stock will automatically convert into shares of the series of Preferred Stock that is issued in such equity financing at the then applicable Conversion Ratio. "Conversion Ratio" means, for each such equity financing, the inverse of the ratio at which a share of Preferred Stock issued in such equity financing is convertible into Common Stock of the Corporation. In addition, any share of Class F Stock that is sold by the holder thereof in connection with such an equity financing shall, subject to restrictions on the transfer of such share under the bylaws or applicable agreements, automatically convert into shares of the Preferred Stock sold in such equity financing at the applicable Conversion Ratio, effective immediately upon the purchase of such share of Class F Stock by an investor in connection with such equity financing.

Additional Provisions applicable to Common Stock and Class F Stock

If the company in any manner subdivides (whether by stock split, subdivision, dividend, distribution or otherwise) or combines (whether by reverse split or otherwise) the outstanding shares of Common Stock or Class F Stock, then the outstanding shares of the other class of stock shall be subdivided or combined in the same manner.

In the event that the company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock or Class F Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class F Stock and Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of stock is exchanged or converted.

Blank Check Preferred Stock

Preferred Stock may be divided into such number of series as our Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the numbers of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series subsequent to the issue of shares of that series.

Provisions of Note in Our Bylaws

Under Article VII of our Bylaws, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Corporation;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders;

(3) Any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or Bylaws;

(4) Any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or

(5) Any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. This provision does not apply to actions arising under the Securities Act. Further, it does not apply to actions arising under the Exchange Act as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Plan of Distribution and Selling Security Holders

Plan of Distribution

The company is offering up to 1,255,230 shares of Common Stock on a best efforts basis, up to 251,046 shares of Common Stock as Bonus Shares, and up to 25,105 shares of Common Stock to be issued to StartEngine Primary, LLC as commission under this Offering Statement, of which this Offering Circular is part. We intend for this offering to continue for up to one year following qualification by the SEC, or until sooner terminated by the company.

The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) as its placement agent to assist in the placement of its securities in those states it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. As such, StartEngine Primary is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

In addition, we have engaged an affiliate of StartEngine Primary, StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this offering on its platform.  StartEngine Primary will use its online platform to provide technology tools to allow for the sales of securities in this offering.  In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the online platform. We will reimburse StartEngine Crowdfunding for the following expenses (i) any applicable fees for fund transfers, (ii) all credit card charges charged to StartEngine Crowdfunding by its credit card processor (typically 3.5%), (iii) escrow agent fees charged to StartEngine Crowdfunding by third party escrow agents, and (iv) fees charged in connection with chargebacks or payment reversals.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering:

Per Share
Public Offering Price	$2.39
StartEngine Processing Fee	$0.08
Offering Price Per Share	$2.47
Placement Agent Commission	$0.08
Proceeds, before expenses, to us	$2.31

Investors will pay a cash processing fee of 3.5% to StartEngine Primary on sales of securities into states in which it is registered, up to $700 per investor, and to the extent any investor invests more than $20,000, the Company will pay the balance of such 3.5% processing fee.

The company will also be required to issue to StartEngine Primary Common Stock in an amount equal to 2% of the shares sold in this offering raised through StartEngine Primary (excluding Bonus Shares). If we raise the maximum amount in this offering, we would issue approximately 25,105 shares to StartEngine Primary. Shares issued to StartEngine Primary will be subject to a lock-up provision in accordance with FINRA requirements. These shares will not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days beginning on the date of commencement of sales in this offering, pursuant to FINRA Rule 5110(e)(1), subject to limited exceptions.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

•	design, build, and create the company’s campaign page,
•	provide the company with a dedicated account manager and marketing consulting services,
•	provide a standard purchase agreement to execute between the company and investors, which may be used at Company’s option and
•	coordinate money transfers to the company.

In addition to the commission described above, the company will also pay $15,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the company’s offering. Any portion of this amount not expended and accounted for will be returned to the company. Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the company to StartEngine Primary will be approximately $120,000 in cash, plus 25,105 shares of Common Stock, which represents 2% of the number of shares of Common Stock sold, excluding any issued Bonus Shares.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and the company will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

Split Fee

In each case StartEngine Primary may charge investors a fee of 3.5%, in which case the commission set forth above shall be reduced commensurately. In the event an investor invests in excess of $20,000, such investor fee shall be limited to $700 and Company shall pay the 3.5% additional commission with respect to any amount in excess of $20,000

The fee shall be paid in cash upon disbursement of funds from escrow at the time of each closing. Payment will be made to StartEngine directly from the escrow account maintained for the Offering. The Company acknowledges that StartEngine is responsible for providing instructions to the escrow agent for distribution of funds held pending completion or termination of the Offering.

Bonus Shares for Certain Investors

Certain investors in this offering are eligible to receive bonus shares of Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased (“Bonus Shares”) up to 251,046 or 20% of the shares they purchase, depending upon the investment level of such investors. Investors that invest at least $1,000 in this offering will receive a 5% bonus. Investors that invest at least $2,000 will receive a 10% bonus. Investors that invest at least $5,000 will receive a 15% bonus. Investors that invest at least $10,000 will receive a 20% bonus.

The StartEngine processing fee will be assessed on the full share price of $2.39 and not the effective, post bonus, price.

StartEngine OWNers

Starting on June 14, 2021, anyone who is a member of the StartEngine Owner’s Bonus program is entitled to 10% Bonus Shares and will receive 110 shares for every 100 shares they purchase during the remainder of this offering. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The general public can become members of the StartEngine Owner’s Bonus program on StartEngine’s website for $275 per year.  Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the OWNer’s Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine. StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine OWNer. The StartEngine Owner’s Bonus will only apply to shares purchased after after the StartEngine OWNer’s Bonus is activated for this offering.

Receipt of Bonus Shares pursuant to the Owner’s Bonus program are not cumulative with the Bonus Shares eligible to be received pursuant to the Volume Perks described in the offering circular. The investor will receive the greater of any eligible Owner’s Bonus or Volume Perks bonus.

Investment Perks for Certain Investors

The Company will provide the following perquisites (“Perks”) to Investors in this Offering who indicated interest in the campaign by “Reserving” shares (“Investors who Reserved Shares”). These Perks are in addition to the Shares purchased and will be provided at the investment levels defined below after a subscription for investment is accepted and the Offering is completed. Perks will comprise three tiers of credits (“Bobacino Credit”) that can be used to purchase products from Bobacino machines (e.g., boba tea) whenever such products become available for purchase. Bobacino Credit will be disbursed electronically in the form of coupons. These coupons will entitle holders to gift cards which can be used at time of purchase at Bobacino machines and can be redeemed with the Company for such gift cards as soon as products become available for purchase at Bobacino machines. Bobacino Credit will not expire, nor will it have a redeemable cash value.

For an investment of at least $1,000, Investors who Reserved Shares will receive $50 in Bobacino Credit. For an investment of at least $2,500, Investors who Reserved Shares will receive $100 in Bobacino Credit. For an investment of at least $5,000, Investors who Reserved Shares will receive $200 in Bobacino Credit.

We are of the opinion that these Perks do not have any cash value and do not alter the sales price or cost basis of the Securities in this Offering. Instead, the Perks are a “thank you” to Investors that help us achieve our mission. However, it is recommended that Investors consult with a tax professional to fully understand any tax implications of receiving Perks before investing.

The Bonus Share and Perk incentives outlined above shall have no bearing on one another. Investors who are eligible to receive Bonus Shares and Perks, based on each incentive’s respective eligibility requirements, will receive both.

Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Transfer Agent and Registrar

Transfer Agent services (StartEngine Secure, LLC) will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Subscription Procedure

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), provided that the minimum offering amount has been met. Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. However, in the event we have not sold the minimum amount of shares by the date that is one year from the qualification of this offering with the Commission, or sooner terminated by the Company, any money tendered by potential investors will be promptly returned by the Escrow Agent. Upon closing, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this offering is $519.47, or 31 shares of Common Stock. This minimum investment amount includes the 3.5% fee payable to StartEngine.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The subscription procedure is summarized as follows:

1.	Go to the company’s page on www.startengine.com/bobacino and click on the “Invest Now” button;
2.	Complete the online investment form;
3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified account;
4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;
5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a state or federal court of competent jurisdiction within the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company.

Proxy

The subscription agreement grants an irrevocable proxy to the company’s President, James Jordan, to (i) vote all securities held of record by the investor, (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

FUTURE PEARL LABS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

To the Board of Directors of

Future Pearl Labs, Inc. and Subsidiary

Santa Monica, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Future Pearl Labs, Inc. and subsidiary (the “Company”) which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholder’s equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception, has sustained a net loss of $1,150,708 for the year ended December 31, 2020 and has incurred negative cash flows from operations. As of December 31, 2020, the Company had an accumulated deficit of $1,438,296, has current liabilities exceeding current assets by $922,144, and limited liquid assets with $18,980 of cash. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 28, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

FUTURE PEARL LABS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$18,980	$556
Accounts receivable, related party	-	79,151
Interest receivable, related party	616	-
Loan receivable, related party	32,700	-
Deferred offering costs	22,000	-
Total assets	$74,296	$79,707

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$967,020	$-
Accounts payable and accrued expenses	712	2,212
Loan payable, related party	28,249	50,430
Interest payable, related party	458	1,116
Total liabilities	996,440	53,758

Commitments and contingencies (Note 11)

Stockholders' equity:
Preferred stock, $0.0001 par value, 24,000,000 shares authorized, no shares issued and outstanding	-	-
Class F stock, $0.0001 par value, 24,000,000 shares authorized, 4,562,376 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively	456	-
Common stock, $0.0001 par value, 48,000,000 shares authorized, 0 and 3,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	-	300
Additional paid-in capital	515,696	313,237
Accumulated deficit	(1,438,296)	(287,588)
Total stockholders' equity (deficit)	(922,144)	25,949
Total liabilities and stockholders' equity (deficit)	$74,296	$79,707

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2020	2019
Net revenue, related party	$-	$11,927
Cost of net revenue	-	21,397
Gross profit (loss)	-	(9,469)

Operating expenses:
Research and development	796,790	-
Sales and marketing	138,060	1,831
General and administrative	215,312	28,810
Total operating expenses	1,150,162	30,641

Loss from operations	(1,150,162)	(40,111)

Other income (expense):
Interest expense, related party	(1,162)	(1,116)
Interest income, related party	616	-
Total other income (expense), net	(546)	(1,116)

Provision for income taxes	-	-
Net loss	$(1,150,708)	$(41,226)

Weighted average common shares outstanding -
basic and diluted	2,250,495	3,000,000
Net loss per common share - basic and diluted	$(0.51)	$(0.01)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional		Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2018	-	$-	-	$-	3,000,000	$300	$313,237	$(246,362)	$67,175
Net loss	-	-	-	-	-	-	-	(41,226)	(41,226)
Balances at December 31, 2019	-	-	-	-	3,000,000	300	313,237	(287,588)	25,949
Issuance of Class F stock for cash	-	-	2,400,000	240	-	-	99,760	-	100,000
Share exchanges and consolidation of Future Labs I	-	-	2,162,376	216	(3,000,000)	(300)	100,084	-	100,000
Stock-based compensation	-	-	-	-	-	-	2,615	-	2,615
Net loss	-	-	-	-	-	-	-	(1,150,708)	(1,150,708)
Balances at December 31, 2020	-	-	4,562,376	$456	-	$-	$515,696	$(1,438,296)	$(922,144)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(1,150,708)	$(41,226)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,615	-
Bad debt	21,513	-
Changes in operating assets and liabilities:
Accounts receivable, related party	57,639	(46,629)
Interest receivable, related party	(616)	-
Inventory	-	22,988
Accounts payable, related party	967,020	-
Accounts payable and accrued expenses	(1,500)	(17,155)
Interest payable, related party	(658)	1,116
Net cash used in operating activities	(104,695)	(80,906)
Cash flows from investing activities:
Issuance of loans to related parties	(32,700)	-
Net cash used in investing activities	(32,700)	-
Cash flows from financing activities:
Proceeds from related party loans	-	78,500
Repayments of related party loans	(22,181)	(28,070)
Proceeds from issuance of capital stock	200,000	-
Deferred offering costs	(22,000)	-
Net cash provided by financing activities	155,819	50,430
Net change in cash and cash equivalents	18,424	(30,476)
Cash and cash equivalents at beginning of year	556	31,032
Cash and cash equivalents at end of year	$18,980	$556

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$1,820	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Pearl Labs, Inc (the “Company”), doing business as Bobacino, is a Company organized March 6, 2020 under the laws of Delaware. The Company was formed to create automatic vending machines for bubble tea. The Company is headquartered in Santa Monica, California.

In October 2020, Future VC, LLC contributed common shares in Future Labs I, Inc. in exchange for shares of Class F Stock of the Company. Both Future VC, LLC and Future Labs I, Inc. (“Future Labs”) are related parties of the Company. Furthermore, the remaining shareholders contributed common shares in Future Labs I, Inc. in exchange for shares of Class F stock of the Company pro-rata based on their ownership in Future Labs I, Inc. Due to these stock exchanges, Future Labs I, Inc. became a wholly-owned subsidiary of the Company (see Notes 3 and 7).

The Company’s activities since inception have consisted primarily of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss of $1,150,708 for the year ended December 31, 2020 and has incurred negative cash flows from operations. As of December 31, 2020, the Company had an accumulated deficit of $1,438,296, current liabilities exceeding current assets by $922,144 and limited liquid assets with $18,980 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

As a result of the share exchanges noted above, Future Labs became a wholly-owned subsidiary of the Company in October 2020. Future Labs is a Delaware Company formed on November 30, 2017. Due to common ownership and management of the Company and Future Labs, the share exchange was determined to be a common control transaction. As such, the consolidated financial statements are presented retroactively and reflect the historical results of Future Labs since its inception.

Principles of Consolidation

 The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Future Labs I, Inc. All material inter-company transactions and balances have been eliminated in consolidation.

Stock Split

On February 26, 2021, the Company effected a 12-for-1 forward stock split of its authorized, designated, issued and outstanding shares, including common stock, Class F stock and preferred stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the year ended December 31, 2020, the Company recorded bad debt expense of $21,513 to write off receivables deemed uncollectible.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, the Company derives its revenue from hardware.

Collaboration Agreements

Per ASC Topic 808-10-15-5, a collaborative arrangement within the scope of this ASC Topic 606 may be partially within the scope of other Topics, including, but not limited to, Topic 606 on revenue from contracts with customers. A collaborative arrangement is partially within the scope of Topic 606 if a unit of account, identified as a promised good or service (or bundle of goods or services) that is distinct within the collaborative arrangement is with a customer. An entity shall apply the guidance in Topic 606 to a unit of account that is within the scope of that Topic, including the recognition, measurement, presentation, and disclosure requirements. If a portion of a distinct bundle of goods or services is not with a customer, the unit of account is not within the scope of Topic 606.

For a collaborative arrangement that is wholly or partially outside the scope of other Topics, including Topic 606, the unit of account, recognition, and measurement for the unit(s) of account outside the scope of other Topics, including Topic 606, shall be based on an analogy to authoritative accounting literature or, if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election.

Per ASC 808-10-45-1, participants in a collaborative arrangement shall report costs incurred and revenue generated from transactions with third parties (that is, parties that do not participate in the arrangement) in each entity’s respective income statement pursuant to the guidance on principal versus agent considerations.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

During the year ended December 31, 2019, one related party customer accounted for 81% of the Company’s revenues. As of December 31, 2019, two related party customers accounted for 100% of the Company’s accounts receivable.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020, the Company had capitalized deferred offering costs of $22,000.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 included options to purchase 340,968 shares of common stock (see Note 8).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	COLLABORATION AGREEMENT

In 2018, Future Labs entered into an agreement with a related party for the initial sale of its developed hardware. Per evaluation of ASC 606 and ASC 808, Future Labs determined that the arrangement is a collaboration rather than a contract with a customer. The related party does not obtain goods or services that are the output of Future Labs’ ordinary activities in exchange for consideration. Each party is an active participant and subject to both the risks and rewards contingent on the activity’s commercial success.

During the year ended December 31, 2019, Future Labs recorded a receivable from the related party for revenue and cost-sharing purposes. This type of consideration is not within the scope of any Topic, nor does any Topic apply by analogy; therefore, the Company should apply an accounting policy election to evaluate each part of the receivable based on the nature of the associated activity. The portion of the receivable related to Future Labs’ share of revenue would be treated as an increase to collaboration revenue, whereas the portion of the receivable reimbursing Future Labs would be a reduction of cost of revenue.

The Company’s collaboration revenue and its associated cost of revenue should be presented on a net basis because, under ASC 606, the Company is considered an agent in sales transactions with third parties. The Company can apply ASC 606 only by analogy because the related party is not a customer. Because ASC 606 is applied by analogy, net collaboration revenue must be presented separately from revenue from contracts with customers.

The following amounts were presented net based on the conclusion above:

	Year Ended
	December 31,
	2020	2019
Revenues	$-	$11,927
Cost of revenues and operating expenses	-	(38,441)
	-	(26,514)

5.	LOAN RECEIVABLE, RELAED PARTY

From March to June 2020, the Company provided a loan to a related party, Future Labs VII, Inc. for $32,700. The loans are unsecured, bear interest at 3% per annum, and mature in varying dates through June 2021. During the year ended December 31, 2020, the Company recognized interest income of $616, all of which was unpaid as of December 31, 2020.

6.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2020 and 2019:

				Accrued Interest	Outstanding Balance as of
	Agreement	Maturity	Interest	as of December 31,	December 31,
Name	Date	Date	Rate	2020	2020	2019
Future VC, LLC	5/14/2019	5/14/2020	3%	$335	$24,749	$46,930
Future Labs V, Inc.	10/31/2019	10/31/2020	3%	123	3,500	3,500
				$458	$28,249	$50,430

From February to May 2019, the Company received proceeds of $75,000 from Future VC, LLC. In 2020 and 2019, the Company repaid $22,181 and $28,070 of these loans, respectively. On January 1, 2021 the Company extended these notes’ maturity dates to July 1, 2021.

During the years ended December 31, 2020 and 2019, the Company incurred interest expense of $1,162 and $1,116, respectively.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All notes are secured by the Company’s assets. For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

7.	STOCKHOLDERS’ EQUITY/(DEFICIT)

The Company's certificate of incorporation, as amended and restated authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. After effect of the 12-1 forward stock split in February 2021 (Note 12), the Company is authorized to issue 24,000,000 shares of Preferred Stock, 24,000,000 shares of Class F Stock and 48,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share.

As of December 31, 2020 and 2019, there were no shares of Preferred Stock issued or outstanding.

The holders of each class of stock shall have the following rights and preferences:

Voting

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Each holder of Class F Stock shall have the right to one vote for each share of Common Stock into which such Class F Stock could then be directly converted (without first being converted to another series of Subsequent Preferred Stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of Common Stock. The holders of Class F Stock and Common Stock shall vote together as a single class on all matters.

Dividends

The holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock.

Liquidation

In the event of any liquidation event, whether voluntary or involuntary, the entire assets and funds of the Company legally available for distribution shall be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall be convertible, at the option of the holder, at any time after the date of issuance of such share, into one share of Common Stock.

Each share of Class F Stock shall automatically be converted into one share of Common Stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock.

Upon a preferred equity financing of at least $1,000,0000 in proceeds, 10% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into shares of the subsequent series of preferred stock of the Company that is issued in such equity financing at the applicable conversion ratio, which is defined as the inverse of the ratio at which a share of Preferred Stock issued in an equity financing is convertible into Common Stock of the Company.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Issuances

In December 2017, the Future Labs issued to its founder and outside investors a total of 626,801 shares of common stock at $0.50 per share for total proceeds of $313,337. During March 2018, Future Labs issued 2,373,199 shares of common stock to a related party for total proceeds of $200.

On March 20, 2020, the Company issued 2,400,000 shares of Class F Stock to Embark Ventures, LLP for an aggregate purchase price of $100,000.

In October 2020, Future VC, LLC contributed 2,373,199 common shares in Future Labs I, Inc. in exchange for 1,710,588 shares of Class F Stock of the Company. In conjunction with this transaction, Future VC, LLC contributed $100,000 in cash. Both Future VC, LLC and Future Labs I, Inc. are related parties of the Company.

In October 2020, several shareholders contributed a total of 626,801 common shares in Future Labs I, Inc. in exchange for 451,788 shares of Class F stock of the Company pro-rata based on their ownership in Future Labs I, Inc.

Dues to these stock exchanges, Future Labs I, Inc. became a wholly-owned subsidiary of the Company (Note 1). After the consolidation of Future Labs, and effect of the stock split in February 2021, the Company had 4,562,376 shares of Class F stock and no shares of common stock issued and outstanding, respectively, as of December 31, 2020.

8.	STOCK-BASED COMPENSATION

Future Pearl Labs, Inc. 2020 Stock Plan

The Company has adopted the Future Pearl Labs, Inc. 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 340,968 shares as of December 31, 2020. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of December 31, 2020, there were no shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the year ended December 31, 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$-	$-
Granted	340,968	0.04
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2020	340,968	$0.04	$-

Exercisable as of December 31, 2020	183,156	$0.04

The fair value of common stock for options granted during the year was $0.04 per share (post-split), which was used in calculating the valuation of the options at a weighted average fair value of $0.02 per share. As of December 31, 2020, the weighted average duration to expiration of outstanding options was 9.79 years.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2020	2019
Risk-free interest rate	0.36%	n/a
Expected term (in years)	6.08	n/a
Expected volatility	44.43%	n/a
Expected dividend yield	0%	n/a
Fair value per stock option	$0.02	n/a

The total grant-date fair value of the options granted during the year ended December 31, 2020 was $6,819. Stock-based compensation expense for stock options of $2,615 was recognized under FASB ASC 718 for the year ended December 31, 2020. Total unrecognized compensation cost related to non-vested stock option awards amounted to $4,204 as of December 31, 2020, which will be recognized over a weighted average period of 2.04 years.

9.	RELATED PARTY TRANSACTIONS

Refer to Note 4 for the Company’s collaboration agreement with a related party. The Company’s net revenue and related accounts receivable are primarily with this related entity, which is owned by an investor of the Company.

Refer to Note 5 and 6 for detail on the Company’s loan receivables and payables with related parties.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2020, the Company has incurred $1,127,034 of fees under this agreement, including $713,826 in services payable in cash and $413,208 for which the Company intends to satisfy through the issuance of warrants in 2021. The Company also incurred $22,000 of offering costs recorded as an asset on the balance sheet as of December 31, 2020. The total amount outstanding under this agreement as of December 31, 2020 was $967,020. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges in excess of cost incurred by the Company were $607,052 in 2020 due to the markup on labor and material costs.

The following is a summary of expenses incurred in 2020 per the agreement in the consolidated statements of operations:

2020
Research and development	$794,431
Sales and marketing	138,060
General and administrative	194,543
$1,127,034

10.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for consolidated financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $402,985 and $67,263, respectively. The 2019 deferred assets represent the historical activity of the Company’s wholly-owned subsidiary, Future Labs I. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$130,827	$78,894
Cash to accrual differences	272,158	(11,631)
Valuation allowance	(402,985)	(67,263)
Net deferred tax assets	$-	$-

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $402,985 and $67,263 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $335,722 and $11,638 during the years ended 2020 and 2019, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $465,411.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its tax years remain open to examination.

11.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

In February 2021, the Company amended its certificate of incorporation and effected a 12-for-1 forward stock split of its authorized, designated, issued and outstanding shares, including common stock, Class F stock and preferred stock. After effect of the 12-for-1 forward stock split, the Company is authorized to issue 24,000,000 shares of Preferred Stock, 24,000,000 shares of Class F Stock and 48,000,000 shares of common stock. The Company also increased the total authorized shares under the 2020 Plan to 340,968 shares.

In February 2021, Embark Ventures, L.P. contributed 1,976,472 shares of the Company’s Class F Common Stock back to the Company for no consideration.

In March 2021, the Company increased the total authorized shares under the 2020 Plan to 355,668 shares.

The Company intends to conduct an offering of its common stock in 2021 under a Regulation A.

Management has evaluated subsequent events through April 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.